Mail Stop 3561

							October 6, 2005


Wesley S. McDonald
Chief Financial Officer
Kohl`s Department Stores, Inc.
N56 W17000 Ridgewood Drive
Menomonee Falls, WI  53051


RE:	Kohl`s Department Stores, Inc. Savings Plan
	Item 4.01 Form 8-K filed October 4, 2005
            File No. 1-11084


Dear Mr. McDonald:

          We have reviewed your filing by the Savings Plan noted above and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise the first paragraph of Item 4.01(a) to state you dismissed Ernst &Young, if true. We do not believe the statement that you decided to engage another firm satisfies the requirement of
Item 304(a)(1) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Wesley S. McDonald
Kohl`s Department Stores, Inc.
October 6, 2005
Page 2



	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond.
Please furnish a cover letter with your amendment that keys your responses to our comment and provides the representations requested
above.  Please file the cover letter as correspondence on our
EDGAR
system.   Any questions regarding the above should be directed to
Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


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